# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SURROZEN, INC., CIK 0001824893
CUSIP: 86889P208
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 171 Oyster Point Blvd., Suite 400, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001502725

## Reporting persons
- NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 176,970; sole dispositive power 0; shared dispositive power 176,970; aggregate amount beneficially owned 176,970 (5.28% of the class)

## Item 1. Issuer
Name of issuer: SURROZEN, INC.
Address of issuer's principal executive offices: 171 Oyster Point Blvd Suite 400, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP
Address of principal business office or, if none, residence: 130 Main St. 2nd Floor, New Canaan, CT 06840
Citizenship: Nantahala is a Massachusetts limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2024, Nantahala may be deemed to be the beneficial owner of 176,970 Shares. The 176,970 Shares includes 145,344 Shares which may be acquired by the Reporting Persons within sixty days through the exercise of warrants.
Percent of class: As of September 30, 2024, each of the Reporting Persons may be deemed to be the beneficial owner of 5.28% of the total number of Shares outstanding.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 176,970
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 176,970

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP: /s/ Taki Vasilakis, Taki Vasilakis / Chief Compliance Officer Nantahala Capital Management, LLC (11/14/2024)
- NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP: /s/ Wilmot B. Harkey, Wilmot B. Harkey (11/14/2024)
- NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP: /s/ Daniel Mack, Daniel Mack (11/14/2024)